Exhibit 3.1

Certificate of Designation

Rights and Restrictions of Class C Ordinary Shares

1.	Voing Rights

Holders of Class C Ordinary Shares shall at all times vote together with holders of Class A Ordinary Shares and Class B Ordinary Shares as one class all matters submitted to a vote by the Members. Each Class C Ordinary Share shall be entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company.

2.	Conversion Rights

Under no circumstances shall any Class C Ordinary Shares be converted into Class A Ordinary Shares or Class B Ordinary Shares.

3.	No Dividend

The Class C Ordinary Shares shall not entitle the holders thereof to any right to receive dividends. No dividend shall be declared or paid in respect of the Class C Ordinary Shares, whether in cash, shares, or otherwise, at any time or under any circumstances.

4.	Share Transfer Restrictions

Class C Ordinary Shares may not be sold, transferred, assigned, conveyed, exchanged, gifted, pledged, mortgaged, charged, encumbered, granted any option over, placed in trust, alienated or otherwise disposed of (each, a “Transfer”), whether voluntarily, involuntarily, by operation of law, pursuant to a court order or otherwise. Any purported Transfer in breach of this section shall be null and void ab initio and of no effect whatsoever as between the purported transferor and transferee and as against the Company.

The Company shall not, and the Directors shall have no discretion to, register or otherwise record in the Register of Members, any Transfer of a Class C Ordinary Share effected or purported to be effected in contravention of this section. The Company shall not recognize any such purported transferee (or any person claiming through or under such transferee) as a member of the Company for any purpose.

If any person purports to acquire or hold any interest in any Class C Ordinary Share in violation of this section, the Company may, without limiting any other right or remedy available to it under this section or applicable law, compel the disposition of such interest, redeem or repurchase the relevant Class C Ordinary Shares at par or such other consideration as may be permissible under the Articles and applicable law, or take such other action as the Directors deem appropriate to protect the Company and the interests of the members.

5.	Save and except for sections above, the Class A Ordinary Shares, the Class B Ordinary Shares and the Class C Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

6.	Capitalized terms that are not defined herein shall have the meaning ascribed to them under the memorandum and articles of association of the Company currently in effect.